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                               December 15, 2020

       Andrea Tarbox
       Chief Financial Officer
       Live Oak Acquisition Corp.
       774 A. Walker Rd.
       Great Falls, VA 22066

                                                        Re: Live Oak
Acquisition Corp.
                                                            Amendment 2 to
Registration Statement on Form S-4
                                                            Filed December 15,
2020
                                                            File No. 333-249691

       Dear Ms. Tarbox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

       Amendment No. 2 to Form S-4

       Proposal No. 4 - The NYSE Proposal, page 109

   1. We note your revised disclosures in response to prior comment 4 regarding the issuance of securities to "related
parties." Please revise to clarify the identity of the related parties.
       Information about Danimer
       Intellectual Property, page 128

   2. We note your revised disclosures in response to prior comment 6. Please revise to further clarify Danimer's
expiration dates (or range of expiration dates) for the issued patents, and separately, for the
pending patent applications. To the extent that Danimer has any patents that are soon to
expire, please revise your disclosures as appropriate in the prospectus to
 Andrea Tarbox
Live Oak Acquisition Corp.
December 15, 2020
Page 2
      disclose any material impact on its business. Please also revise to state the material countries in which Danimer has issued patents, as well as for Danimer's pending patent applications.
Exhibits

3. We note your revised exhibit in response to prior comment 8. Please revise to clarify that the closing of the transaction referenced in Proposal No. 1 is conditioned on the approval of certain proposals, or advise. We noted your disclosure in the prospectus stating that the closing is conditioned on the approval of various proposals.
       You may contact Christie Wong at (202) 551-3684 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrea Tarbox
                                                            Division of
Corporation Finance
Comapany NameLive Oak Acquisition Corp.
                                                            Office of Life
Sciences
December 15, 2020 Page 2
cc:       Edward S. Best, Esq.
FirstName LastName